Portfolio:	              CS Floating Rate High Income Fund
Security:	              1011778 BC / New Red Fin
Date Purchased:	              5/14/2015
Price per Share:	      $100
Shares Purchased by
the Portfolio:	              2679.00
Total Principal Purchased
by the Portfolio:	      $2,679,000
% of Offering Purchased
by the Portfolio:	      0.21%
Broker:	                      JPMorgan Chase Bank, N.A.
Member:     	              Co-Manager